No. 70-8511

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON,  D. C.  20549
                _________________________________

             Post-Effective Amendment No. 10 to the
                           Form U-1/A
               __________________________________

                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________


       System Energy Resources, Inc.  Entergy Corporation
       1340 Echelon Parkway           P.O. Box 61005
       Jackson, Mississippi 39213     New Orleans, Louisiana  70161
       Telephone:  601-368-5000       Telephone:  504-529-5262

       Entergy Arkansas, Inc.         Entergy Louisiana, Inc.
       P.O. Box 551                   639 Loyola Avenue
       Little Rock, Arkansas  72203   New Orleans, Louisiana  70113
       Telephone:  501-377-4000       Telephone:  504-576-4000

       Entergy Mississippi, Inc.      Entergy New Orleans, Inc.
       P.O. Box 1640                  639 Loyola Avenue
       Jackson, Mississippi  39205    New Orleans, Louisiana  70113
       Telephone:  601-969-2311       Telephone:  504-576-4000

     (Names of companies filing this statement and addresses
                 of principal executive offices)
               __________________________________

                       ENTERGY CORPORATION

             (Name of top registered holding company
             parent of each applicant or declarant)
                _________________________________


                         Steven C. McNeal
                         Vice President and Treasurer
                         Entergy Services, Inc.
                         639 Loyola Avenue
                         New Orleans, LA  70113
                         (504) 576-4363

             (Name and address of agent for service)
              _____________________________________

         The Commission is also requested to send copies of communications in connection with this matter to:

                  Laurence M. Hamric, Esq.
                  Ann G. Roy, Esq.
                  Entergy Services, Inc.
                  639 Loyola Avenue
                  New Orleans, Louisiana 70113
                  (504) 576-2095

The Application-Declaration is amended as follows:

Item 1.   Description of Proposed Transactions

     Section D.     Compliance with Rules 53 and 54

     The first paragraph and the first sentence of the second paragraph are deleted in their entirety and restated as follows:

       "Entergy hereby represents that as of September 30, 1998, pursuant to rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a) (1) that Entergy's "aggregate investment" in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") not exceed 50% of Entergy's "consolidated retained earnings" is not satisfied, and (2) all of the other criteria of Rule 53 (a) and (b) are satisfied.1"

       "As of September 30, 1998, Entergy's "aggregate investment", as defined in Rule 53(a) (1), in EWGs and FUCOs is approximately $1.18 billion and is equal to approximately
  54% of Entergy's "consolidated retained earnings" also defined in Rule 53(a) (1) for the four quarters ended
  September 30, 1998 (approximately $2.17 billion)."

Item 3.  Applicable Statutory Provisions

     Item 3 is amended in its entirety and restated as follows:

     The sections of the Holding Company Act and rules thereunder which the Applicants-Declarants consider applicable to the proposed transactions are set forth below:

     a.   Issuance and sale of the Bonds the Debentures - Sections
          6(a) and 7 and Rule 44.
     b.   Assignments of Availability Agreement and Capital Funds
          Agreement (the obligation of the System Operating Companies and Entergy, respectively, to indemnify System Energy under such agreements) - Section 12(b) and Rule 45.
     c. Acquisition, redemption, and retirement of outstanding securities of the Company - Section 12(c) and Rule 42
     d.   Tax-exempt financing of the Facilities:

          (i)   Facilities Agreement          Sections 6(a) and 7
                (Loan, Installment Sales      and Rule 44
                Agreements)

          (ii)  If the Facilities Agreements  Sections 9(a), 10
                include the disposition or    and 12(d)may
                reaquisition apply of Facilities.

          (iii) Reimbursement Agreement      Sections 6(a) and 7
                                             and Rule 44

          (iv)  Issuance and Pledge          Sections 6(a )and 7
                of Collateral Bonds

     In the event that the Commission deems any other section of the Holding Company Act or rule thereunder to be applicable, the parties request that the Commission's order or orders herein also be issued under and with respect to such other section or rule.

Item 4.  Regulatory Approval

     Item 4 is restated in its entirety as follows:

        "No Federal or State commission, other than the Commission, has jurisdiction over the transactions proposed in this Application-Declaration."

Item 6.  Exhibits and Financial Statements

     Section B. of Item 6 is hereby amended to include the following:

     Section B.   Financial Statements

     I. Pro Forma financial statement of Entergy Corporation and its subsidiaries, consolidated, as of September 30, 1998.

                            SIGNATURE



Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



                    ENTERGY CORPORATION
                    SYSTEM ENERGY RESOURCES, INC.
                    ENTERGY ARKANSAS, INC.
                    ENTERGY LOUISIANA, INC.
                    ENTERGY MISSISSIPPI, INC.
                    ENTERGY NEW ORLEANS, INC.




                    By:    /S/ Steven C. McNeal
                               Steven C. McNeal
                         Vice President and Treasurer